UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TOTAL S.A.

(Exact name of registrant as specified in its charter)

Republic of France	001-10888	98-0227345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices) (Zip Code)

Patrick de La Chevardière

Chief Financial Officer

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name and telephone number, including

area code, of the person to contact in

connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

TOTAL S.A. is providing on this Form SD disclosure in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Section 1 – Conflict Minerals Disclosure

Item 1.01(b)

CONFLICT MINERALS DISCLOSURE

TOTAL S.A. (collectively with its subsidiaries and affiliates, “TOTAL” or the “Group”) is providing herein disclosure in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, which implements reporting and disclosure requirements related to certain minerals (referred to as “conflict minerals” under the Rule) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. “Conflict Minerals” are defined in the Rule as the following minerals (regardless of their geographic origin): cassiterite, columbite-tantalite, gold, wolframite and certain derivatives of these minerals (i.e., tin, tantalum and tungsten).

TOTAL has established a management system to implement a diligence and reporting process concerning Conflict Minerals in accordance with the Rule. The Group’s diligence process is coordinated at the Holding level with division coordinators designated at each of Exploration & Production, Gas, Refining & Chemicals, Trading & Shipping, Marketing & Services and New Energies, as well as at the Sustainable Development and Environment (“SDE”) department of Corporate Affairs. As a first step, business managers, purchasing departments and/or suppliers within each division and the SDE department were surveyed to determine if any conflict minerals had been included in products sold by Group affiliates in calendar year 2015.

Based on the responses to this survey, it was determined that certain affiliates within the specialty chemicals business of the Refining & Chemicals division and the SDE department (collectively, the “Affiliates”) had, in calendar year 2015, manufactured, or contracted to have manufactured, certain products that contained conflict minerals (the “Necessary Conflict Minerals”), namely tin, tungsten and/or gold, that were necessary to the functionality of those products. Within specialty chemicals, the relevant products for one of the Affiliates included automotive fluid transfer lines and anti-vibration and sealing systems. Another specialty chemicals Affiliate used Necessary Conflict Minerals in plating baths for purposes of metal deposition on different substrates, in particular for decorative and functional surface finishing, as well as in semiconductor and printed circuit board manufacturing. With regards to the SDE department, it purchased portable solar lanterns containing tin that it had contracted to manufacturer. These lanterns were marketed in Africa as part of the Group’s “Total Access to Energy” and Awango by Total programs.

Because conflict minerals were necessary to the functionality of products manufactured, or contracted to be manufactured, by the Affiliates during calendar year 2015, the Affiliates conducted in good faith a reasonable country of origin inquiry regarding the Necessary Conflict Minerals that was designed to determine whether any of them had originated in the Democratic Republic of the Congo or an adjoining country (as defined in the Rule) or were from recycled or scrap sources.

As part of the reasonable country of origin inquiry, the Affiliates provided questionnaires to their suppliers in order to determine the country of origin of the Necessary Conflict Minerals. Depending on the Affiliate, all or substantially all of the suppliers certified that the Necessary Conflict Minerals supplied to the Affiliate during calendar year 2015 either originated from recycled or scrap sources or did not originate from the Democratic Republic of the Congo or an adjoining country. A study of the non-respondents to the diligence questionnaires, which represented for the Affiliates a small percentage of suppliers in absolute numbers, volume supplied and related revenue, revealed no reason to believe such suppliers may have sourced the Necessary Conflict Minerals from the Democratic Republic of the Congo or an adjoining country.

Based on this reasonable country of origin inquiry, TOTAL believes that certain of the Affiliates’ Necessary Conflict Minerals originated from recycled or scrap sources and TOTAL has no reason to believe that the Affiliates’ remaining Necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

In addition, SunPower Corporation, an American company listed on NASDAQ and based in San Jose, California (“SunPower”)(1), is subject to the Rule and separately publishes information concerning its use of Conflict Minerals in certain of its products that it manufactured or contracted to manufacture (solar panels, balance of

(1)	As of December 31, 2015, the Group held 57.48% of the outstanding share capital of SunPower.

systems components). The text of SunPower’s disclosure for calendar year 2015 provided on its Form SD is included in Annex A to this document.

TOTAL is committed to responsible economic development in Africa.

TOTAL monitors responsible practices among its suppliers. In its Code of Conduct, TOTAL states that it works with its suppliers to ensure the protection of the interests of both parties on the basis of clear and fairly negotiated contractual conditions. This relationship is founded on three key principles: dialogue, professionalism and adherence to commitments.

TOTAL expects its suppliers to:

•	adhere to principles equivalent to those in its own Code of Conduct, such as those set out in the Group’s Fundamental Principles of Purchasing Directive (see below);
•	agree to be audited;
•	be particularly attentive to the human rights-related aspects of their standards and procedures, in particular their employees’ working conditions; and
•	ensure that their own suppliers and contractors respect equivalent principles.

The Fundamental Principles of Purchasing, launched in 2010 and formally set out in a Group Directive in 2014, specify the commitments that TOTAL expects of its suppliers in the following areas:

•	respect for human rights at work;
•	health protection;
•	assurance of safety and security;
•	preservation of the environment;
•	prevention of corruption, conflicts of interest and fraud;
•	respect for competition law; and
•	the promotion of economic and social development.

The Directive’s principles, which apply to all of the Group’s companies, are included in the agreements concluded with suppliers. In addition, these principles are available for consultation by all suppliers in both French and English on TOTAL’s website (under “Suppliers”).

Questionnaires focused on environmental and societal issues are used to gather more in-depth information from suppliers about their approach to these subjects, either during pre-qualification or as part of an audit. Supplier relations are also considered from an environmental and societal perspective on occasion as part of ethical assessments of Group subsidiaries and entities.

This conflict minerals disclosure is also available on TOTAL’s Internet website at: http://www.sustainable-performance.total.com/en/challenges/supply-chain-management.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TOTAL S.A.

Date: May 31, 2016	By:	/s/ PATRICK DE LA CHEVARDIERE
		Name:	Patrick de LA CHEVARDIERE
		Title:	Chief Financial Officer

Annex A

SunPower Corporation

Conflict Minerals Disclosure

SunPower Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”(1)), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2016.

Unless the context indicates otherwise, the term “SunPower” refers to SunPower Corporation and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In particular, statements contained in this document that are not historical facts, including, but not limited to, statements concerning the additional steps that SunPower intends to take to mitigate the risk that its necessary 3TG benefit armed groups, constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by SunPower’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. SunPower cautions readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. SunPower undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Overview; Applicability of the Conflict Minerals Rule to SunPower

SunPower is a leading global energy company that delivers complete solar solutions to residential, commercial, and power plant customers worldwide through an array of hardware, software, and financing options and through utility-scale solar power system construction and development capabilities, operations and maintenance services, and “Smart Energy” solutions. Some of the products that SunPower manufactures and contracts to manufacture contain 3TG that are necessary to the functionality or production of such products. However, 3TG content represents a small portion of the materials content of SunPower’s products.

SunPower is committed to human rights. As a result of this commitment, SunPower commenced its 3TG diligence activities in 2011, well before the adoption of the Conflict Minerals Rule.

SunPower is several levels removed from the mining of minerals (3TG or otherwise). SunPower also does not make purchases of raw ore or unrefined minerals and makes no purchases in the Covered Countries. However, through the efforts described in this Conflict Minerals Report, SunPower seeks to ensure that its suppliers source responsibly.

SunPower does not seek to embargo sourcing of 3TG from the DRC region and encourages its suppliers to continue to source 3TG responsibly from the region.

(1)	Definitions provided in this Annex are exclusive to this section.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2015, SunPower conducted a “reasonable country of origin inquiry.” For its reasonable country of origin inquiry, to the extent applicable, SunPower utilized the same processes and procedures as for its due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below), which are discussed in part later in this Conflict Minerals Report.

SunPower’s outreach included 85 suppliers (the “Suppliers”) (1) that contracted to manufacture products for SunPower that were determined by SunPower to contain or potentially contain 3TG that are necessary to the functionality or production of the products or (2) that provided components, parts or products that were determined by SunPower to contain or potentially contain necessary 3TG and that were incorporated into products manufactured by SunPower. In connection with its scoping determination, SunPower reviewed product specifications, supply chain records and bills of material, made internal engineering and supplier inquiries, commissioned independent third-party laboratory testing and utilized other information known to it regarding the materials composition of its products. It also considered the degree of influence it exercised with respect to the materials, parts and components of products manufactured by third parties.

For 2015, SunPower’s Suppliers identified 249 smelters and refiners that processed or may have processed the necessary 3TG contained in SunPower’s in-scope products, as described under “Smelter, Refiner and Country of Origin Information.”

206 of the identified smelters and refiners were listed as Compliant and 34 were listed as Active (each as defined below) by the Conflict-Free Sourcing Initiative (the “CFSI”). Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider (the “Service Provider”) on our behalf.

Pursuant to the Conflict Minerals Rule, based on the results of its reasonable country of origin inquiry, SunPower was required to conduct due diligence for 2015. These due diligence efforts are discussed below.

Due Diligence Framework

SunPower utilizes due diligence measures relating to 3TG that are intended to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition 2016) (the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Certain of these steps and selected elements of SunPower’s program design are discussed below. However, these are not all of the elements of the program that SunPower has put in place to help ensure that the 3TG contained in its products are responsibly sourced. Selected due diligence measures that SunPower took in respect of 2015 are discussed under “Due Diligence Program Execution.”

Compliance Team

In support of its compliance efforts, SunPower has a compliance team that is charged with overseeing, implementing and providing feedback on its 3TG compliance strategy. The team consists of senior staff from SunPower’s legal, supply chain management and products groups. The members of the team and selected other internal personnel are trained on the Conflict Minerals Rule, the OECD Guidance, SunPower’s compliance plan and the procedures for reviewing and validating supplier responses to its inquiries.

SunPower also utilizes the Service Provider and specialist outside counsel assist with and/or to advise it on certain aspects of its compliance.

Conflict Minerals Policy; Grievance Mechanism

SunPower has adopted a Conflict Minerals Policy. Under the Conflict Minerals Policy, SunPower suppliers are required to:

1.	Acknowledge SunPower’s Supplier Sustainability Guidelines, which include requirements regarding 3TG and responsible sourcing, and pass the same requirements on to their suppliers; and

2.	Declare that all products supplied either do not contain 3TG that are necessary to their production or functionality, or, if they do, that they originate from non-conflict areas or from refiners or smelters that have been validated as being conflict free.

The Conflict Minerals Policy indicates that SunPower will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with the policy. Under the Conflict Minerals Policy, SunPower reserves the right to request additional documentation from its suppliers regarding the source of any 3TG included in their products. In addition, suppliers must maintain and provide to SunPower upon request traceability data for a minimum of five years.

The Conflict Minerals Policy is communicated internally to selected employees and to suppliers. In addition, the Conflict Minerals Policy is posted on SunPower’s website at http://us.sunpower.com/company/corporate-social-responsibility/.

The Company has a grievance mechanism for reporting violations of the Company’s Conflict Minerals Policy. Violations may be reported by calling the Company’s Compliance and Ethics Helpline at 1-866-307-5679 within the United States, or at 16 other toll-free numbers provided on the Company’s employee intranet in additional countries, or by going to the Company’s reporting website at https://sunpower.alertline.com or https://sunpowereu.alertline.com (for employees in Europe).

Data Collection; Records Storage and Retention

SunPower uses the Conflict Minerals Reporting Template (the “CMRT”) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) to gather information on the use of 3TG by its suppliers, the source of the 3TG and the suppliers’ related compliance procedures.

SunPower has an internal electronic database for the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions. As contemplated by the OECD Guidance, SunPower maintains these records for at least five years. The Service Provider also is requested to maintain records in its possession for at least five years.

Supplier Acknowledgements

SunPower requires its suppliers to provide the acknowledgements contemplated by its Conflict Minerals Policy, as described above.

Identification, Assessment and Internal Reporting of Supply Chain Risk

Following SunPower’s scoping determination, SunPower asks suppliers to provide information concerning the usage and source of the 3TG in their in-scope or potentially in-scope products by submitting a completed CMRT. If a supplier does not respond within the requested time frame, SunPower follows up with the supplier. Multiple reminders were sent to suppliers.

After SunPower receives completed CMRTs from Suppliers, it reviews the responses. SunPower follows up with suppliers that do not fully complete the CMRT or that submit a response that SunPower determines contained errors or inaccuracies, requesting that the supplier submit a revised response. SunPower also reviews the responses for specified “red flags.”

If a completed CMRT indicates a smelter or refiner, SunPower reviews this information against the CMRT Smelter Reference List tab, the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”) and the lists of “Compliant” and “Active” smelters and refiners published by the CFSI. If an indicated smelter or refiner is not listed on the Smelter Reference List tab or the Commerce Department List or listed as compliant by the CFSI, SunPower consults public information to attempt to determine whether that entity is actually a smelter or refiner.

Based on the information furnished by the suppliers and other information known to SunPower, it assesses the risk profile of sourcing from each supplier. The compliance team also reports the findings of its supply chain risk assessment to SunPower’s Sustainability Council, an executive forum focused on environmental sustainability, ethics, community relations and responsible sourcing.

SunPower determines on a case-by-case basis the appropriate risk mitigation strategy for any identified risks. Potential outcomes under SunPower’s risk mitigation strategy include continuing to work with the supplier while risks are addressed or reassessing the relationship with the supplier. Under SunPower’s risk mitigation strategy, to the extent that risks that require mitigation are identified, if applicable, SunPower will adopt procedures for monitoring and tracking the performance of the risk mitigation efforts and for reporting these efforts back to appropriate senior oversight personnel. Under its procedures, SunPower also will undertake additional fact and risk assessments for risks that require mitigation or after a change of circumstances.

Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

To the extent that smelters or refiners are identified, SunPower utilizes information made available by the CFSI concerning independent third-party audits of smelters and refiners. SunPower is a member of the CFSI.

Report on Supply Chain Due Diligence

SunPower files a Form SD, and, to the extent required, a Conflict Minerals Report, with the Securities and Exchange Commission and makes these filings available on its corporate website.

Due Diligence Program Execution

In furtherance of SunPower’s 3TG due diligence, it performed the due diligence measures discussed below for 2015. These are not all of the measures that SunPower took in furtherance of its 3TG compliance program and pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of SunPower’s due diligence measures, see “Due Diligence Framework.”

1.	SunPower sent requests to all direct Suppliers to complete a CMRT. SunPower requested that the Suppliers furnish it with a completed CMRT at the product level. SunPower followed up by email or phone with the Suppliers that did not provide a response within the specified time frame.
2.	SunPower reviewed the completed responses received from the Suppliers for incomplete responses, potential errors, inaccuracies and “red flags.”
3.	SunPower reviewed the smelters and refiners identified to it by the Suppliers against those contained on the Smelter Reference List tab of the CMRT and the Commerce Department List. To the extent not on either of those lists, SunPower (a) requested that the Supplier confirm that the listed entity is a smelter or refiner, (b) consulted publicly- available information to attempt to determine whether the identified entity was a smelter or refiner or (c) attempted to contact the listed entity.
4.	With respect to those responses that identified a smelter or refiner, SunPower also reviewed that information against the lists of Compliant and Active smelters and refiners published by the CFSI. 180 of the 258 identified smelters and refiners were listed as Compliant by the CFSI as of May 23, 2016 and 78 were listed as Active.
5.	To the extent that a smelter or refiner identified by a Supplier was not listed as Compliant by the CFSI, SunPower searched public information to attempt to determine the mine or location of origin of the 3TG processed by the smelter or refiner and whether it obtains 3TG from sources that directly or indirectly finance or benefit armed groups in a Covered Country.
6.	The compliance team reported the findings of its supply chain risk assessment to SunPower’s Sustainability Council.
7.	In addition, to mitigate the risk that the necessary 3TG contained in SunPower’s in-scope products directly or indirectly finance or benefit armed groups in the Covered Countries, it:
a.	Retained the Service Provider to manage data collection; and
b.	Continued to refine its product scoping.

Product Information

For 2015, SunPower was unable to determine the origin of at least a portion of the necessary 3TG in each of its in-scope products. Its in-scope products consisted of:

•	Solar panels; and

•	Balance of systems components.

Only a portion of SunPower’s balance of systems components were in-scope for purposes of its compliance with the Conflict Minerals Rule. Our in-scope products contain all four of the 3TG.

For a further discussion of SunPower’s products, see its Annual Report on Form 10-K for the fiscal year ended January 3, 2016. The information contained in the Form 10-K is not incorporated by reference into this Conflict Minerals Report or SunPower’s Form SD for 2015 and should not be considered part of this Conflict Minerals Report or the Form SD.

For 2015, none of the 3TG contained in SunPower’s in-scope products were determined by it to have directly or indirectly financed or benefitted armed groups in a Covered Country. However, SunPower did not conclude that any of its products were “DRC conflict free.”

Smelter, Refiner and Country of Origin Information

In connection with SunPower’s reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to SunPower the facilities listed below as potentially having processed the necessary 3TG contained in SunPower’s in-scope products in 2015.

•	249 smelters and refiners were identified by the Suppliers.

•	206 of the smelters and refiners, or 83%, were listed as Compliant by the CFSI.

•	34, or 13%, were listed as Active.

See the notes following the table for additional information concerning the information presented in the table.

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Gold	Aida Chemical Industries Co. Ltd.	Japan	Compliant
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany	Compliant
Gold	AngloGold Ashanti Córrego do Sítio Mineração	Brazil	Compliant
Gold	Argor-Heraeus SA	Switzerland	Compliant
Gold	Asahi Pretec Corporation	Japan	Compliant
Gold	Asahi Refining Canada Limited	Canada	Compliant
Gold	Asahi Refining USA Inc.	United States	Compliant
Gold	Asaka Riken Co Ltd	Japan	Compliant
Gold	Aurubis AG	Germany	Compliant
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines	Compliant
Gold	Boliden AB	Sweden	Compliant
Gold	C. Hafner GmbH + Co. KG	Germany	Compliant
Gold	CCR Refinery – Glencore Canada Corporation	Canada	Compliant
Gold	Chimet S.p.A.	Italy	Compliant
Gold	DODUCO GmbH	Germany	Compliant
Gold	Dowa	Japan	Compliant
Gold	Eco-System Recycling Co., Ltd.	Japan	Compliant
Gold	Elemetal Refining, LLC	United States	Compliant

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Gold	Emirates Gold DMCC	United Arab Emirates	Compliant
Gold	Heimerle + Meule GmbH	Germany	Compliant
Gold	Heraeus Ltd Hong Kong	Hong Kong	Compliant
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	Compliant
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	China	Compliant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	Compliant
Gold	Istanbul Gold Refinery	Turkey	Compliant
Gold	Japan Mint	Japan	Compliant
Gold	Jiangxi Copper Company Limited	China	Compliant
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russian Federation	Compliant
Gold	JSC Uralelectromed	Russian Federation	Compliant
Gold	JX NIPPON MINING & METALS CO, LTD	Japan	Compliant
Gold	Kazzinc	Kazakhstan	Compliant
Gold	Kennecott Utah Copper LLC	United States	Compliant
Gold	KOJIMA CHEMICALS CO.,LTD.	Japan	Compliant
Gold	LS-NIKKO Copper Inc.	Korea	Compliant
Gold	Materion	United States	Compliant
Gold	Matsuda Sangyo Co. Ltd	Japan	Compliant
Gold	Metalor Technologies (Hong Kong) Ltd	Hong Kong	Compliant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	Compliant
Gold	Metalor Technologies SA	Switzerland	Compliant
Gold	Metalor USA Refining Corporation	United States	Compliant
Gold	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	Mexico	Compliant
Gold	MITSUBISHI MATERIALS CORP	Japan	Compliant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	Compliant
Gold	MMTC-PAMP India Pvt., Ltd.	India	Compliant
Gold	Moscow Special Alloys Processing Plant	Russian Federation	Compliant
Gold	Nadir Metal Rafineri San. Ve Tic. A.Ş.	Turkey	Compliant
Gold	Nihon Material Co. LTD	Japan	Compliant
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	Compliant
Gold	OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastsvetmet)	Russian Federation	Compliant
Gold	OJSC Novosibirsk Refinery	Russian Federation	Compliant
Gold	PAMP SA	Switzerland	Compliant
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation	Compliant
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia	Compliant
Gold	PX Précinox SA	Switzerland	Compliant
Gold	Rand Refinery (Pty) Ltd	South Africa	Compliant
Gold	Republic Metals Corporation	United States	Compliant
Gold	Royal Canadian Mint	Canada	Compliant
Gold	Schone Edelmetaal	Netherlands	Compliant
Gold	SEMPSA Joyeria Plateria SA	Spain	Compliant

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	China	Compliant
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China	Compliant
Gold	Singway Technology Co., Ltd.	Taiwan	Compliant
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation	Compliant
Gold	Solar Applied Materials Technology Corp.	Taiwan	Compliant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Compliant
Gold	T.C.A S.p.A	Italy	Compliant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Compliant
Gold	The Refinery of Shandong Gold Mining Co. Ltd	China	Compliant
Gold	Tokuriki Honten Co., Ltd	Japan	Compliant
Gold	Umicore Brasil Ltda	Brazil	Compliant
Gold	Umicore Precious Metals Thailand	Thailand	Compliant
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium	Compliant
Gold	United Precious Metal Refining Inc.	United States	Compliant
Gold	Valcambi SA	Switzerland	Compliant
Gold	Western Australian Mint trading as The Perth Mint	Australia	Compliant
Gold	Yamamoto Precious Metal Co., Ltd.	Japan	Compliant
Gold	Yokohama Metal Co Ltd	Japan	Compliant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	Compliant
Gold	Zijin Mining Group Co. Ltd	China	Compliant
Gold	Advanced Chemical Company	United States	Active
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan	Active
Gold	Cendres & Metaux SA	Switzerland	Active
Gold	Daejin Indus Co. Ltd	Korea	Active
Gold	DSC (Do Sung Corporation)	Korea,	Active
Gold	FAGGI ENRICO SPA	Italy	Active
Gold	Geib Refining Corporation	United States	Active
Gold	KGHM Polska Miedž Spółka Akcyjna	Poland	Active
Gold	Korea Zinc Co. Ltd.	Korea	Active
Gold	Metalor Technologies (Suzhou) Ltd.	China	Active
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan	Active
Gold	SAXONIA Edelmetalle GmbH	Germany	Active
Gold	Torecom	Korea	Active
Gold	WIELAND Edelmetalle GmbH	Germany	Active
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey	On Reference
Gold	Hunan Chenzhou Mining Group Co., Ltd.	China	On Reference
Gold	L azurde Company For Jewelry	Saudi Arabia	On Reference
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China	Compliant
Tantalum	CONGHUA TANTALUM AND NIOBIUM SMELTRY	China	Compliant
Tantalum	D Block Metals, LLC	United States	Compliant
Tantalum	Duoluoshan	China	Compliant

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Tantalum	Exotech Inc.	United States	Compliant
Tantalum	F&X Electro-Materials Ltd.	China	Compliant
Tantalum	FIR Metals & Resource Ltd.	China	Compliant
Tantalum	Global Advanced Metals Aizu	Japan	Compliant
Tantalum	Global Advanced Metals Boyertown	United States	Compliant
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China	Compliant
Tantalum	Guizhou Zhenhua Xinyun Technology Ltd., Kaili branch	China	Compliant
Tantalum	H.C. Starck Co., Ltd.	Thailand	Compliant
Tantalum	H.C. Starck GmbH Goslar	Germany	Compliant
Tantalum	H.C. Starck GmbH Laufenburg	Germany	Compliant
Tantalum	H.C. Starck Hermsdorf GmbH	Germany	Compliant
Tantalum	H.C. Starck Inc.	United States	Compliant
Tantalum	H.C. Starck Ltd.	Japan	Compliant
Tantalum	H.C. Starck Smelting GmbH & Co.KG	Germany	Compliant
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China	Compliant
Tantalum	Hi-Temp Specialty Metals, Inc.	United States	Compliant
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., LTD	China	Compliant
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	Compliant
Tantalum	Jiujiang Tanbre Co., Ltd.	China	Compliant
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China	Compliant
Tantalum	KEMET Blue Metals	Mexico	Compliant
Tantalum	KEMET Blue Powder	United States	Compliant
Tantalum	King-Tan Tantalum Industry Ltd.	China	Compliant
Tantalum	LSM Brasil S.A.	Brazil	Compliant
Tantalum	Metallurgical Products India Pvt., Ltd.	India	Compliant
Tantalum	Mineração Taboca S.A.	Brazil	Compliant
Tantalum	Mitsui Mining & Smelting	Japan	Compliant
Tantalum	Molycorp Silmet A.S.	Estonia	Compliant
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	Compliant
Tantalum	Plansee SE Liezen	Austria	Compliant
Tantalum	Plansee SE Reutte	Austria	Compliant
Tantalum	QuantumClean	United States	Compliant
Tantalum	Resind Indústria e Comércio Ltda	Brazil	Compliant
Tantalum	RFH Tantalum Smeltry Co., Ltd	China	Compliant
Tantalum	Solikamsk Magnesium Works OAO	Russian Federation	Compliant
Tantalum	Taki Chemicals	Japan	Compliant
Tantalum	Telex	United States	Compliant
Tantalum	Tranzact, Inc.	United States	Compliant
Tantalum	Ulba	Kazakhstan	Compliant
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	China	Compliant
Tantalum	Yichun Jin Yang Rare Metal Co., Ltd.	China	Compliant
Tantalum	Zhuzhou Cement Carbide	China	Compliant
Tin	ALPHA	United States	Compliant

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Tin	China Tin Group Co., Ltd.	China	Compliant
Tin	CV Ayi Jaya	Indonesia	Compliant
Tin	CV Gita Pesona	Indonesia	Compliant
Tin	CV Serumpun Sebalai	Indonesia	Compliant
Tin	CV UNITED SMELTING	Indonesia	Compliant
Tin	CV Venus Inti Perkasa	Indonesia	Compliant
Tin	Dowa	Japan	Compliant
Tin	Elmet S.L.U. (Metallo Group)	Spain	Compliant
Tin	EM Vinto	Bolivia	Compliant
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	China	Compliant
Tin	Jiangxi Ketai Advanced Material Co., Ltd.	China	Compliant
Tin	Magnu’s Minerais Metais e Ligas LTDA	Brazil	Compliant
Tin	Malaysia Smelting Corp	Malaysia	Compliant
Tin	Melt Metais e Ligas S/A	Brazil	Compliant
Tin	Metallo-Chimique N.V.	Belgium	Compliant
Tin	Mineração Taboca S.A.	Brazil	Compliant
Tin	Minsur	Peru	Compliant
Tin	Mitsubishi Materials Corporation	Japan	Compliant
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Compliant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	Compliant
Tin	OMSA	Bolivia	Compliant
Tin	PT Artha Cipta Langgeng	Indonesia	Compliant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Compliant
Tin	PT Babel Inti Perkasa	Indonesia	Compliant
Tin	PT Bangka Tin Industry	Indonesia	Compliant
Tin	PT Belitung Industri Sejahtera	Indonesia	Compliant
Tin	PT BilliTin Makmur Lestari	Indonesia	Compliant
Tin	PT Bukit Timah	Indonesia	Compliant
Tin	PT Cipta Persada Mulia	Indonesia	Compliant
Tin	PT DS Jaya Abadi	Indonesia	Compliant
Tin	PT Eunindo Usaha Mandiri	Indonesia	Compliant
Tin	PT Inti Stania Prima	Indonesia	Compliant
Tin	PT Justindo	Indonesia	Compliant
Tin	PT Mitra Stania Prima	Indonesia	Compliant
Tin	PT Panca Mega Persada	Indonesia	Compliant
Tin	PT REFINED BANGKA TIN	Indonesia	Compliant
Tin	PT Sariwiguna Binasentosa	Indonesia	Compliant
Tin	PT Stanindo Inti Perkasa	Indonesia	Compliant
Tin	PT Sukses Inti Makmur	Indonesia	Compliant
Tin	PT Sumber Jaya Indah	Indonesia	Compliant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Compliant
Tin	PT Tinindo Inter Nusa	Indonesia	Compliant
Tin	PT Tommy Utama	Indonesia	Compliant

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Tin	PT Wahana Perkit Jaya	Indonesia	Compliant
Tin	Resind Indústria e Comércio Ltda	Brazil	Compliant
Tin	Rui Da Hung	Taiwan	Compliant
Tin	Soft Metais Ltda.	Brazil	Compliant
Tin	Thaisarco	Thailand	Compliant
Tin	VQB Mineral and Trading Group JSC	Viet Nam	Compliant
Tin	White Solder Metalugia	Brazil	Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Compliant
Tin	Yunnan Tin Company, Ltd.	China	Compliant
Tin	An Thai Minerals Company Limited	Viet Nam	Active
Tin	An Vinh Joint Stock Mineral Processing Company	Viet Nam	Active
Tin	CV Dua Sekawan	Indonesia	Active
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Viet Nam	Active
Tin	Fenix Metals	Poland	Active
Tin	Gejiu Fengming Metalurgy Chemical Plant	China	Active
Tin	Gejiu Jinye Mineral Company	China	Active
Tin	Gejiu Kai Meng Industry and Trade LLC	China	Active
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Active
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Viet Nam	Active
Tin	PT Karimun Mining	Indonesia	Active
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	Viet Nam	Active
Tin	PT Bangka Prima Tin	Indonesia	On Reference
Tin	PT Tambang Timah	Indonesia	On Reference
Tungsten	A.L.M.T. TUNGSTEN Corp.	Japan	Compliant
Tungsten	ASIA TUNGSTEN PRODUCTS (VIETNAM) LTD	Viet Nam	Compliant
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China	Compliant
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd	China	Compliant
Tungsten	FUJIAN JINXIN TUNGSTEN CO.,LTD	China	Compliant
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	Compliant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	Compliant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	Compliant
Tungsten	Ganzhou Yatai Tungsten Co., Ltd.	China	Compliant
Tungsten	Global Tungsten & Powders Corp	United States	Compliant
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	Compliant
Tungsten	H.C. Starck GmbH	Germany	Compliant
Tungsten	H.C. Starck Smelting GmbH & Co.KG	Germany	Compliant
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China	Compliant
Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China	Compliant
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.	China	Compliant
Tungsten	Japan New Metals Co Ltd	Japan	Compliant
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	Compliant

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Tungsten	Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd.	China	Compliant
Tungsten	Kennametal Huntsville	United States	Compliant
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	Compliant
Tungsten	Niagara Refining LLC	United States	Compliant
Tungsten	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Viet Nam	Compliant
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Viet Nam	Compliant
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd	Viet Nam	Compliant
Tungsten	Wolfram Bergbau und Hütten AG	Austria	Compliant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	Compliant
Tungsten	Xiamen Tungsten Co., Ltd	China	Compliant
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China	Compliant
Tungsten	ACL Metais Eireli	Brazil	Active
Tungsten	Dayu Weiliang Tungsten Co., Ltd.	China	Active
Tungsten	Ganzhou Non-ferrous Metals Smelting Co., Ltd.	China	Active
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	Active
Tungsten	JIANGXI XINSHENG TUNGSTEN INDUSTRY CO LTD	China	Active
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	Active
Tungsten	Kennametal Fallon	United States	Active
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China	Active
Tungsten	Dayu Jincheng Tungsten Industry Co., Ltd.	China	On Reference
Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Yanglin	China	On Reference List Only
Tungsten	Sanher Tungsten Vietnam Co., Ltd.	Viet Nam	On Reference

a)	The smelters and refiners listed above were identified to SunPower by the Suppliers. Not all of the listed smelters and refiners may have processed the necessary 3TG contained in SunPower’s in-scope products, since some Suppliers reported at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to SunPower. Some Suppliers also may have reported smelters and refiners that were not in SunPower’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not include all of the smelters and refiners in SunPower’s supply chain, since some Suppliers did not identify all of their smelters and refiners and because not all Suppliers responded to SunPower’s inquiries.
b)	Smelter or refiner status information in the table is as of May 23, 2016.
c)	“Compliant” means that a smelter or refiner was listed as compliant with the Conflict-Free Smelter Program’s (“CSFP”) assessment protocols, including through mutual recognition. Smelters or refiners that are listed as “Re-audit in process” are considered to be Compliant by the CFSP. Included smelters and refiners were not necessarily Compliant for all or part of 2015 and may not continue to be Compliant for any future period.
d)	“Active” means that the smelter or refiner is listed by the CFSI as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry – Conflict Minerals Council.
e)	“On Reference List Only” means the smelter or refiner is not listed as “Compliant” or “Active.”
f)	Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by SunPower.
g)	Country location is the location of the smelter or refiner is based solely on information made publicly available by the CFSI, without independent verification by SunPower.

Country of Origin Information

SunPower has endeavored to determine the mine or location or origin of the necessary 3TG contained in its in-scope products by requiring that the Suppliers provide it with completed CMRTs and through the other measures described in this Conflict Minerals Report. Where a smelter or refiner has been identified, SunPower also has reviewed public information, to the extent available, to try to determine the mine or location of origin.

The countries of origin of the 3TG processed by the Compliant smelters and refiners listed above may have included countries in each of the categories listed below. The countries below are sorted by risk level.

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC and its nine adjoining countries: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

For 2015, we were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “Active” or “On Reference List Only.”

Some of the 3TG processed by the Compliant smelters and refiners may have originated in whole or in part from recycled or scrap sources.

Due Diligence Improvement Measures

SunPower intends to further improve its due diligence measures for 2016 in order to mitigate the risk that the necessary 3TG in its in-scope products benefit armed groups by taking the following steps, among others:

•	Continue to encourage Suppliers that provided company level information for 2015 to provide product level information for 2016 through ongoing outreach with these Suppliers.

•	Continue to engage with Suppliers that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide requested information for 2016.

•	Communicating its sourcing expectations to any new suppliers in 2016.

The foregoing steps are in addition to the steps that SunPower took for 2015, which it intends to continue to take for 2016 to the extent applicable.